Exhibit 99.1

Tencent Music Entertainment Group Announces Senior Management Change

SHENZHEN, China, July 17, 2023 /PRNewswire/ -- Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that Mr. Cheuk Tung Tony Yip has tendered his resignation as the Company’s Chief Strategy Officer and in his other relevant roles for personal reasons, effective August 31, 2023.

“On behalf of the Company, we would like to express our deep gratitude to Tony for his invaluable contributions to TME’s achievements over the past five years. Since joining in 2018, Tony has led our two successful public listings on the New York Stock Exchange in 2018 and on the Hong Kong Stock Exchange in 2022. Tony’s professional expertise was instrumental to TME’s development by continuously refining our strategic focus, providing deep insights into the global online music and entertainment industry, supporting business development, capital markets and investment strategies, and establishing confidence in our Company among the investor community.” said Mr. Cussion Pang, Executive Chairman of TME.

“It has been my greatest pleasure to be a part of TME. I feel immense pride in the Company’s accomplishments over the years, especially its commitment towards driving the long-term healthy development of the online music industry and the incredible journey of growing its online music paying users from less than 20 million from the beginning of 2018 to over 90 million by the first quarter of 2023. I am truly grateful for Cussion, Ross and the Board for their trust, as well as for the support from everyone that I had been working with during my years in TME,” said Mr. Tony Yip. “While I now look forward to spending more time with my family overseas and on pursuing other personal interests, I am highly confident in the TME team and the Company’s future potential as China’s leading online music and audio entertainment platform.”

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415